June 15, 2017

VIA OVERNIGHT DELIVERY AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Attention:  Mr. Larry Spirgel

Re:Nexstar Media Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 28, 2017

Form 8-K Filed February 28, 2017

Form 10-Q for Fiscal Quarter Ended March 31, 2017

Filed May 10, 2017

File No. 000-50478

Dear Mr. Spirgel:

On behalf of Nexstar Media Group, Inc. (“Nexstar” or the “Company”), please find below Nexstar’s response to the comment letter dated June 2, 2017 (the “Letter”), from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Nexstar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, Nexstar’s Form 8-K filed on February 28, 2017 and Nexstar’s Form 10-Q for the fiscal quarter ended March 31, 2017.

The numbered paragraphs below set forth the Staff’s comments from the Letter, followed by our response thereto.

Nexstar Media Group, Inc.

June 15, 2017

Form 10-K for Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview of Operations, page 40, and Year Ended December 31, 2016 Compared to Year Ended December 31, 2015, Revenue, page 43

1.  We note retransmission compensation has grown significantly as a source of revenues in recent years and the growth in this revenue stream was primarily due to increases in subscriber rates paid by multichannel video programming distributors (MVPDs).  Please tell us and disclose in future filings how the new retransmission consent agreements entered into in the last few years represent a known trend that management reasonably expects will have a material future impact on net sales or revenues and income from continuing operations.  In your response, please tell us how the mixture of the new retransmission consent agreements and increases in subscriber rates charged to MVPDs have impacted and are expected to impact on this revenue stream. Please refer to Regulation S-X Item 303(a)(3)(i) and (ii), and SEC Release No. 33-8350.

Response:  The Company acknowledges the Staff’s comment. In future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2017, we will update our disclosures regarding the known trend in our retransmission compensation agreements with respect to the Staff’s comment on page 40 of our Annual Report on Form 10-K for the year ended December 31, 2016. The updated disclosures will include the information consistent with the following, based on 2016 facts and circumstances:

Overview of operations

Another source of revenue for the Company that has grown significantly in recent years relates to retransmission of our station signals by cable, satellite and other MVPDs. MVPDs generally pay for retransmission rights on a rate per subscriber basis. The growth of this revenue stream was primarily related to increases in the subscriber rates paid by MVPDs resulting from contract renewals (retransmission compensation agreements generally have a three-year term) and scheduled annual escalation of rates per subscriber. Additionally, the rate per subscriber of newly acquired television stations are converted into our terms which are typically higher than those of other companies because we have been negotiating such agreements for a longer period of time and are, therefore, approximately one full negotiating cycle ahead of the Company’s competitors.

Currently, broadcasters deliver approximately 35% of all television viewing audiences but are paid approximately 12-14% of the total basic cable programming fees.  Nexstar anticipates retransmission fees will continue to increase until there is a more balanced relationship between viewers delivered and fees paid for delivery of such viewers.

Nexstar Media Group, Inc.

June 15, 2017

In future filings, beginning with our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2017, we will update our disclosures regarding known trends in our retransmission compensation agreements as well as a discussion of the mixture between our legacy stations’ new retransmission compensation agreements and the related change in the rate per subscriber with respect to the Staff’s comment on page 43 of our Annual Report on Form 10-K for the year ended December 31, 2016. The updated disclosures will include the information consistent with the following, based on 2016 facts and circumstances:

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenue

Retransmission compensation was $394.0 million for the year ended December 31, 2016, compared to $298.0 million for the same period in 2015, an increase of $96.0 million, or 32.2%. The increase in retransmission compensation was attributable to a $70.5 million increase on our legacy stations and incremental revenue from our newly acquired stations of $25.5 million. The increase in revenue from our legacy stations was primarily due to the 2016 and 2015 renewals of contracts providing for higher rates per subscriber (contracts generally have a three-year term) and scheduled annual escalation of rates per subscriber. In 2016 and 2015, we successfully renewed our legacy stations’ retransmission compensation agreements representing approximately 50% and 35%, respectively, of our legacy stations’ subscriber base. Broadcasters currently deliver approximately 35% of all television viewing audiences but are paid approximately 12-14% of the total basic cable programming fees. We anticipate continued increase of retransmission fees until there is a more balanced relationship between viewers delivered and fees paid for delivery of such viewers.

Form 8-K Filed February 28, 2017

Exhibit 99.1

2.  We note that you disclose Operating Income, Broadcast Cash Flows, and Adjusted EBITDA in the headlines of your earnings release. Please revise your disclosure in your next earnings release to also disclose net income.  Refer to Questions 102.10 and 103.02 of the Compliance and Disclosure Interpretations guidance on the Non-GAAP measures issued on May 17, 2016.

Response:  The Company acknowledges the Staff’s comment.  In our future earnings release headlines, beginning in the second quarter of 2017, we will also disclose net income.

Nexstar Media Group, Inc.

June 15, 2017

3.  We note your disclosure in the headlines “Establishes Free Cash Flow Guidance for 2017/2018 Cycle”.  However, we did not locate specifically where this guidance is provided. Also, in your next earnings release, reconcile to the more comparable GAAP measure or provide an explanation for excluding such reconciliation. Refer to Question 102.10 of the Compliance and Disclosure Interpretations guidance on Non-GAAP measures issued on May 17, 2016.

Response:  The Company acknowledges the Staff’s comment. We have disclosed the following 2017/2018 free cash flow guidance in Exhibit 99.1 (page 2, second paragraph) of our Current Report on Form 8-K filed on February 28, 2017:

“On January 17, 2017, we completed our $4.6 billion acquisition of Media General marking a significant milestone in Nexstar’s 20-year history of growth. Financially, the transaction is expected to more than double our revenue and adjusted EBITDA, and Nexstar expects to generate average annual free cash flow in the 2017/2018 cycle of approximately $565 million, or approximately $12.00 per share, per year based upon approximately 47 million shares outstanding and our current estimate of approximately $81 million of year one synergies and a substantial rise in 2018 cash taxes.”

With respect to the reconciliation of forward-looking non-GAAP measures to the more comparable GAAP measure, we are unable to quantify certain amounts that would be required to be included in the GAAP measure without unreasonable efforts and we believe such reconciliations would imply a degree of precision that would be confusing or misleading to investors. In our future earnings release, beginning in the second quarter of 2017, we will include this explanation. Please refer to item number 6 below for our updated full disclosure on non-GAAP measures.

4.  Your Non-GAAP measures discussion under “CEO Comment” beginning on page 2 is inconsistent with Question 102.10 of the Compliance and Disclosure Interpretations guidance on Non-GAAP measures issued on May 17, 2016. In your next earnings release, revise your presentation to discuss the comparable GAAP measures with equal or greater prominence.

Response:  The Company acknowledges the Staff’s comment. In our future earnings release, beginning in the second quarter of 2017, we will also discuss GAAP measures, including net income and income from operations with equal or greater prominence.

Nexstar Media Group, Inc.

June 15, 2017

5.  We note your discussion on page 4 “With the free cash flow generated from this basis of operations, we expect Nexstar’s net leverage, absent additional strategic activity, to be in the high -4.0x range at the end of 2017 and to decline to the mid-3.0x range by the end of 2018”.  We also note you disclose free cash flow per share on page 2.  It appears that your presentation of free cash flows per share is inconsistent with Questions 102.05 and 102.07 of the Compliance and Disclosure Interpretations guidance on non-GAAP measures issued on May 17, 2016. Please revise your presentation in your next earnings release or tell us why you believe you are not required to do so.

Response:  The Company acknowledges the Staff’s comment. We consider Free Cash Flow as an indicator of our assets’ operating performance (profitability measure and not a liquidity measure). While management also believes that Free Cash Flow is a commonly used measure of valuation for companies in the broadcast industry, we believe this measure serves as a valuable assessment tool for investors to identify potential trends in our operating performance. Based on these, we believe our presentation of Free Cash Flow per share is an appropriate profitability measure that is helpful to our investors.

6.  We note your combined explanation on page 6 of the Non-GAAP measures broadcast cash flow, Adjusted EBITDA, and free cash flow.  As appropriate, please revise your disclosure in your next earnings release to explain how each individual Non-GAAP measure is used by management and is useful to investors.

Response:  The Company acknowledges the Staff’s comment. In our future earnings release, beginning in the second quarter of 2017, we will update our disclosures to explain how each individual non-GAAP measure is used by management and is useful to investors. We will also revise our definitions of non-GAAP measures in accordance with Question 103.02 of the Compliance and Disclosure Interpretations guidance on non-GAAP measures issued on May 17, 2016. In our updated definitions, we will begin our calculations of non-GAAP measures with Net Income instead of Income from Operations and we will include non-operating amounts as reconciling items, such as loss on extinguishment of debt, other expenses and income tax expense, in addition to reconciling items related to our income from operations. Additionally, we will also update our non-GAAP disclosures that will explain why we are excluding a reconciliation of forward-looking non-GAAP measure to the more comparable GAAP measure in response to the Staff’s comment in item 3 above.

Nexstar Media Group, Inc.

June 15, 2017

Definitions and Disclosures Regarding non-GAAP Financial Information

Broadcast cash flow is calculated as net income, plus loss on extinguishment of debt, income tax expense (benefit), other income (expenses), corporate expenses, depreciation, amortization of intangible assets and broadcast rights (excluding barter), (gain) loss on asset disposal, non-cash representation contract termination fee, change in the fair value of contingent consideration and goodwill impairment, minus broadcast rights payments. We consider broadcast cash flow to be an indicator of our assets’ operating performance. We also believe that broadcast cash flow and multiples of broadcast cash flow are useful to investors because it is frequently used by industry analysts, investors and lenders as a measure of valuation for broadcast companies.

Adjusted EBITDA is calculated as broadcast cash flow less corporate expenses. We consider Adjusted EBITDA to be an indicator of our station assets’ operating performance and a measure of our ability to service debt. We also believe that Adjusted EBITDA is useful to investors because it is frequently used by industry analysts, investors and lenders as a measure of valuation and ability to service debt.

Free cash flow is calculated as net income, plus loss on extinguishment of debt, income tax expense (benefit), other income (expenses), depreciation, amortization of intangible assets and broadcast rights (excluding barter), (gain) loss on asset disposal, non-cash compensation expense, non-cash representation contract termination fee, change in the fair value of contingent consideration and goodwill impairment, less payments for broadcast rights, cash interest expense, capital expenditures and net operating cash income taxes. We consider Free Cash Flow to be an indicator of our assets’ operating performance. We also believe that Free Cash Flow is a commonly used measure of valuation for companies in the broadcast industry. In addition, this measure is useful to investors because it is frequently used by industry analysts, investors and lenders as a measure of valuation for broadcast companies, although their definitions of Free Cash Flow may differ from our definition.

With respect to our forward-looking guidance for the 2017/2018 cycle, no reconciliation between a non-GAAP measure to the closest corresponding GAAP measure is included in this release because we are unable to quantify certain amounts that would be required to be included in the GAAP measure without unreasonable efforts and we believe such reconciliations would imply a degree of precision that would be confusing or misleading to investors. In particular, reconciliation of forward-looking Free Cash Flow to the closest corresponding GAAP measure is not available without unreasonable efforts on a forward-looking basis due to the high variability, complexity and low visibility with respect to the charges excluded from these non-GAAP measures such as the measures and effects of non-cash compensation expense specific to equity compensation awards that are directly impacted by unpredictable fluctuations in our stock price and other non-recurring or unusual items such as impairment charges, transaction-related costs and gains or losses on sales of assets. We expect the variability of these items to have a significant, and potentially unpredictable, impact on our future GAAP financial results.

Nexstar Media Group, Inc.

June 15, 2017

7.  We note on page 8 your reconciliation of Free Cash Flow (Non-GAAP Measure) is from Income from operations to Free Cash Flow. If you use free cash flow as a liquidity measure, you should reconcile this measure to cash from operating activities, the most directly comparable GAAP measure. Please comply this comment in your next earnings release or tell us why you believe you are not required to do so.

Response:  The Company acknowledges the Staff’s comment. We consider Free Cash Flow as an indicator of our assets’ operating performance (profitability measure and not a liquidity measure). While management also believes that Free Cash Flow is a commonly used measure of valuation for companies in the broadcast industry, we believe this measure serves as a valuable assessment tool for investors to identify potential trends in our operating performance. Based on these, we believe our presentation of Free Cash Flow is an appropriate profitability measure that is helpful to our investors. In our future earnings release, beginning in the second quarter of 2017, we will revise our Reconciliation of Free Cash Flow (Non-GAAP Measure) table. In accordance with Question 103.02 of the Compliance and Disclosure Interpretations guidance on non-GAAP measures issued on May 17, 2016, we will begin the reconciliation with Net Income instead of Income from Operations. We will also include non-operating amounts as reconciling items, such as loss on extinguishment of debt, other expenses and income tax expense, in addition to reconciling items related to our income from operations.

Form 10-Q for Fiscal Year Ended March 31, 2017

FCC Regulatory Matters

Spectrum, page 23

8.  In future filings, disclose the number of the Company’s stations that accepted bids to relinquish their spectrum. Of those stations, disclose how many will discontinue operations and how many will share a channel with another station. Additionally, with respect to the expenses you will incur with the repacking of certain of your stations which have been assigned new channels, disclose whether you anticipate complete reimbursement from the $1.75 billion allocated by congress to reimburse broadcaster expenses.

Response:  The Company acknowledges the Staff’s comments. In future filings, beginning with our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2017, we will update our disclosures regarding the stations that accepted the bid to relinquish their spectrum and whether we anticipate to fully reimburse our repacking costs and expenses. The updated disclosures will include information consistent with the following, based on facts and circumstances disclosed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2017:

Nexstar Media Group, Inc.

June 15, 2017

Spectrum

The incentive auction commenced on March 29, 2016 and officially concluded on April 13, 2017.  10 of Nexstar’s stations and one station owned by Shield accepted bids to relinquish their spectrum. Of these 11 total stations, eight will share a channel with another station, two will move to a VHF channel and one station will discontinue its operation. The one station that will discontinue its operation is not expected to have a significant impact on our future financial results because it is located in a remote rural area of the country and the Company has other stations which serve the same area. The 11 stations will be required to cease broadcasting on their current channels (and, if applicable, implement channel sharing arrangements) between three and twelve months after receiving payment for the relinquishment of their channels (which the Company expects to occur in July 2017).

The majority of the Company’s television stations did not accept bids to relinquish their television channels.  Of those stations, 61 full power stations owned by Nexstar and 17 full power stations owned by VIEs have been assigned to new channels in the reduced post-auction television band.  These “repacked” stations will be required to construct and license the necessary technical modifications to operate on their new assigned channels, and will need to cease operating on their existing channels, by deadlines which the FCC has established and which are no later than July 13, 2020. Congress has allocated up to an industry-wide total of $1.75 billion to reimburse television broadcasters and MVPDs for costs reasonably incurred due to the repack. (This fund is not available to reimburse repacking costs for stations which are surrendering their spectrum and entering into channel sharing relationships).  In July 2017, we are required to submit to the FCC our estimated costs to relocate our television stations to their assigned new channels.  The FCC will make an initial allocation of reimbursement funds based on these estimates. We are in the process of finalizing our estimate of repacking costs to be submitted to the FCC in July 2017.  We cannot determine if the FCC will be able to fully reimburse our repacking costs as this is dependent on certain factors, including our ability to incur repacking costs that are equal to or less than the FCC’s initial allocation of funds to us and whether the FCC will have available funds to reimburse us for additional repacking costs that we previously may not have anticipated. Whether the FCC will have available funds for additional reimbursements will also depend on the repacking costs that will be incurred by other broadcasters and MVPDs that are also seeking reimbursements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

9.  We note that your digital media revenue more than doubled compared to the prior year for the first quarter of 2017. Please tell us and disclose in future filings whether this increase is solely a result of your newly acquired entities or whether it relates to your diversification initiatives, including expanded digital operations and the consolidation of your digital products under one brand. Enhance your discussion in this section to include greater detail concerning any trends associated with your digital media sales or revenues. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Nexstar Media Group, Inc.

June 15, 2017

Response:  The Company acknowledges the Staff’s comments. As disclosed in page 38 of our Quarterly Report on Form 10-Q for the Three Months Ended March 31, 2017, the increase in our digital revenue of $24.2 million was primarily attributable to incremental revenue from our newly acquired stations and entities of $26.0 million. In future filings, beginning with our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2017, we will update our disclosures to discuss changes in this revenue other than those related to our acquisitions. The updated disclosures will include information consistent with the following, based on facts and circumstances disclosed in our Quarterly Report on Form 10-K for the three months ended March 31, 2017:

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016

Revenue

Digital revenue, representing advertising revenue on our stations’ web and mobile sites and other internet-based revenue, was $46.7 million for the three months ended March 31, 2017, compared to $22.5 million for the same period in 2016, an increase of $24.2 million, or 107.3%. This was primarily attributable to incremental revenue from our newly acquired stations and entities of $26.0 million, partially offset by a $3.0 million decrease in revenue as a result of rebranding and consolidation of our digital products and offerings.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (972) 373-8800.

Sincerely,

/s/ Perry A. Sook

Perry A. Sook

President and Chief Executive Officer